Exhibit 3.119

English Translation

Berquin, Ockerman, Deckers, Spruyt, van der Vorst & Dekegel

Associated Notaries in Brussels

Civil cooperative company with limited liability

RPR Brussels 0474.073.840

“Global Crossing België”

Public Limited Company

with registered office at 1831 Diegem (Machelen),

Kouterveldstraat, 15, registered in the crossroad bank of enterprises under number 0473.497.481

Coordinated text of the articles of association after the

modification d.d. December 4, 2003

HISTORY

(in application of art. 75, first paragraph, 2° of the Company Code)

DEED OF INCORPORATION :

The company was incorporated by deed executed by Notary Eric Spruyt, Notary in Brussels, on twelve December two thousand, published in the appendix to the Belgian State Gazette of twenty-two December two thousand, under number 20001222-079.

MODIFICATIONS TO THE ARTICLES OF ASSOCIATION :

The articles of association were modified by:

•

minutes drawn up by Notary Denis Deckers, Notary in Brussels, on fourteen December two thousand and one, published in the appendix to the Belgian State Gazette of six February two thousand and two, under number 20020206-214.

•	minutes drawn up by Notary Daisy Dekegel, Notary in Brussels, on six November two thousand and three, which has been lodged in order to be published in the appendix to the Belgian State Gazette.

•	and for the last time by minutes drawn up by notary Denis Deckers, Notary in Brussels, on December 4, 2003, which has been lodged in order to be published in the appendix to the Belgian State Gazette.

TRANSFER OF THE REGISTERED OFFICE:

The registered office was transferred to the current address by a decision of the board of managing directors de dato twenty-seven February two thousand and two, published in the appendix to the Belgian State Gazette of December 30 thereafter, under number 20021230-0154334.

COORDINATED ARTICLES OF ASSOCIATION

ON December 4, 2003

CHAPTER I. – LEGAL FORM – NAME – REGISTERED OFFICE – THE COMPANY’S OBJECT – TERM.

Article 1. – FORM – NAME.

The Company is incorporated as a public limited company. It carries the name “Global Crossing België”.

Article 2. – REGISTERED OFFICE.

The registered office of the company is established in 1831 Diegem, Kouterveldstraat 15.

The registered office can be transferred by decision of the managing directors to any place in Belgium, provided this occurs in compliance with the language legislation.

The company can, by decision of the managing directors, establish other governing board seats, administrative seats, branches, agencies, and storage places in Belgium or abroad.

Article 3. – THE COMPANY’S OBJECT.

The company’s object consists in the creation, the development and the exploitation of a national and international activity consisting in the purchase and the sale of telecommunication products, services and capacities in the broadest sense.

The company can acquire, rent or let, manufacture, transfer or exchange all movable or immovable property, materials and needs, and in general carry out all commercial, industrial or financial acts, which are directly or indirectly related to the company’s object, including subcontracting in general, and the exploitation of all intellectual rights and of all industrial or commercial properties which are the object thereof. The company can acquire all movable and immovable property as an investment, even if it is not directly nor indirectly related to the company’s object.

The company can conduct the management and the liquidation procedure in all affiliates in which it has a stake and it can grant all loans, of any form and duration whatsoever, to the latter or act as caution for these companies. The company can, by input in cash or in kind, merger, subscription, participation, financial assistance or by any other way, participate in all existing or to be created companies and enterprises, in Belgium or abroad, whose purpose is identical, similar or related with its purpose, or whose purpose will advance the purpose of the company. This list is illustrative and not restrictive.

The company’s object can be extended or limited by means of a modification of the articles of association, in accordance with the conditions provided by article 287 of the Company Code.

Article 4. – TERM.

The company exists for an indefinite period of time.

CHAPTER II. – SHARE CAPITAL AND SHARES.

Article 5. – CAPITAL.

The share capital amounts to FORTY FIVE THOUSAND euro (45.000 EUR).

It is represented by FORTY FIVE THOUSAND registered shares without nominal value whereby each share represents one forty five thousandth (1/45.000) of the capital.

Article 6. – PROFIT – SHARING CERTIFICATES.

The company can not issue profit-sharing certificates, which do not represent the share capital.

Article 7. – SHARES IN CO – OWNERSHIP OR BURDENED WITH A RIGHT OF USUFRUCT.

The shares are indivisible with regard to the company. The joint owners must be represented with regard to the company by one person; as long as this clause will not have been complied with, the rights associated to these shares shall be suspended.

If no agreement can be reached between the beneficiaries, the competent judge can, at the request of the most diligent party, appoint an interim administrator to exercise the concerned rights in the interest of the joint beneficiaries.

Should the share belong to bare owners or usufructuaries, all the rights associated thereto, including the voting right, shall be exercised by the usufructuary(ies).

Article 8. – PREFERENTIAL SUBSCRIPTION RIGHT IN THE EVENT OF CAPITAL INCREASE

Without prejudice to the provisions of chapter VI of the articles of association in case the company would have only one partner, the following rules shall apply:

In case of a capital increase by contribution in cash, the partners have a preferential subscription right in proportion with the part of the capital represented by their shares, in accordance with article 309 of the Company Code.

The period during which this preferential subscription right may be exercised, shall be determined by the shareholders meeting, but cannot be less than fifteen days from the offer for subscription.

The date of the offer for subscription as well as its period of exercise shall be announced by a notice notified by registered letter to all the partners.

The shares which have not been subscribed in accordance with the above paragraphs can only be subscribed by the persons referred to in article 249, paragraph 2 of the Company Code, except the consent of at least one half of the partners holding at least three quarters of the capital.

Article 9. – TRANSFER OR ASSIGNMENT OF THE SHARES.

Paragraph 1

Without prejudice to the provisions of chapter VI of the articles of association in case the company would have only one partner, the following provisions shall apply:

On penalty of nullity, the transfer of shares inter vivos as well as the transfer by reason of death, is subject to the approval of at least one half of the partners, holding at least three quarters of the capital, after deduction of the rights in respect of which the transfer is proposed.

However, this approval is not required if the shares are transferred or assigned to:

1) another partner;

2) the spouse of the transferor or the testator;

3) the ascendants or descendants of the transferor or the testator;

4) “Wells Fargo Bank Minnesota, National Association”, its legal successors or to related and/or associated companies of “Wells Fargo Bank Minnesota, National Association” and its legal successors, as referred to in article 11, 1°, respectively article 12, of the Company Code.

Paragraph 2

If the transfer of shares inter vivos or the transfer by reason of death is subject to the approval of the partners according to paragraph 1 of this article, the manager, upon request of the partners who wish to transfer their shares or, in case of transfer by reason of death, upon request of the heirs or legatees, shall convene a general shareholders’ meeting in order to deliberate on the proposed transfer of shares. The proposal of the transfer of shares inter vivos must indicate the conditions and the price of such transfer.

In case of refusal, the partners who did not grant their approval, are obliged within three months, to buy themselves the shares whose transfer was refused in proportion to the number of shares each of the partner concerned already holds, except a mutual agreement on another division. The purchase price shall be determined in accordance with the net assets of the company such as resulting from the last balance sheet approved by the shareholders, except another agreement between the parties. In the absence of agreement between the parties, the price shall be determined by the competent court upon request of the most diligent party.

The shares whose purchase to the concerned partners has not been take place within three months from the date of the refusal of approval according to the preceding paragraph, shall be validly transferred to the partner wishing to acquire the shares at the conditions and the price indicated in the proposal of transfer or shall be validly transferred to the heirs and legatees of the dead partner.

Article 10. – SHAREHOLDERS’ REGISTER.

A shareholders’ register will be maintained at the registered office. It shall include: 1° the accurate indication of each partner and the number of shares belonging to him, 2° the mention of payments made, 3° the transfers and assignments of shares with the date thereof, dated and signed by the transferor and the beneficiary in case of transfer inter vivos, and by the managers and the beneficiaries in case of transfer by reason of death.

The ownership of shares is proved by the inscription in the shareholders’ register. The owners of the shares will receive a certificate of such inscription in the shareholders’ register.

Transfer and assignment are only valid with regard to the company and to third parties as of the date of their inscription in the said register.

CHAPTER III. – BODIES OF THE COMPANY.

Section 1. – Shareholders’ meeting.

Without prejudice to the provisions of chapter VI of the articles of association in case the company would have only one partner, the following provisions shall apply to the shareholders’ meeting:

Article 11. – ANNUAL SHAREHOLDERS’ MEETING – EXTRAORDINARY SHAREHOLDERS’ MEETING.

The annual shareholders’ meeting will be held on the first Wednesday of the month April at 10 AM, at the registered office of the company or at another place indicated in the convocation notice.

Should this be a legal holiday, the meeting will take place on the next working day.

In the event there is being opted for the procedure of written decision-making as referred to in Article 20bis of these articles of association, the company must receive the circular letter containing the agenda and the proposed decisions, signed and approved by every partner, at latest on the statutory day fixed for holding the shareholders’ meeting.

A special or extraordinary shareholders’ meeting may be convoked each time that the interest of the company so requires.

The shareholders’ meetings may be convened by the manager(s) or by the auditors and have to be convened at request of the partners representing together at least one/fifth of the share capital. The shareholders’ meetings are held at the registered office of the company or at any other place indicated in the convocation notice.

Article 12. – CONVOCATIONS.

The partners, the holders of certificates which have been issued in cooperation with the company, the bondholders, the managers and the auditor, if any, will be invited by registered letter, fifteen days before the meeting. The convocation notice shall contain the agenda.

The partners, the holders of certificates which have been issued in cooperation with the company, the bondholders, the managers, and the auditor, if any, who attend the meeting or are represented will be considered as duly convened. The aforementioned persons can also waive the right to challenge the lack of proper convocation notice or the irregularity thereof, either before or after the meeting at which they were not present.

Article 13. – DISPATCH OF DOCUMENTS.

A copy of the documents which have to be communicated according to the Company Code, will be sent to the partners, the auditors and the managers, together with the convocation notice of the general meeting.

A copy of these documents will also be sent immediately and free of charge to the other persons, upon their request, who received a convocation notice.

In case there is being opted for the procedure of written decision-making as set out in article 20bis of these articles of association, the managers will send, together with the circular letter mentioned in the abovementioned article, to the shareholders and the auditors, if any, a copy of the documents which must be put at their disposal according to the Company Code.

Article 14. – VOTING RIGHT – REPRESENTATION.

Each share is entitled to one vote.

Each partner may designate a proxy, by letter or telex, to represent him at the general meeting. The proxyholder needs not to be a shareholder.

Voting in writing is accepted. In that case the letter containing the vote should mention each item of the agenda and the words “accepted” or “rejected” should be handwritten and followed by the signature; this letter has to be addressed to the company per registered mail and must be delivered at the registered office at least one day before the meeting.

Article 15. – MAJORITY.

Save for more stringent provisions of the law, the decisions are taken by the majority of votes taking part at the casting, irrespective of the number of shares present at the meeting.

An abstention shall be considered as a negative vote.

Article 16. – CHAIRMAN.

The meeting shall be chaired by the manager, or by the eldest among them, who appoints the secretary and the vote counters, if any.

Article 17. – PRESENCE LIST.

The partners or their proxy holders are obliged, before being admitted to the meeting, to sign the presence list, indicating their surname, first name(s) and domicile or the corporate name and registered office and the number of shares they represent.

Article 18. – MINUTES.

The minutes of the shareholders’ meeting shall be signed by the members of the bureau and by the partners who would request this. These minutes are kept in a special register.

Article 19. – MANAGERS’/AUDITORS’ DUTY TO ANSWER.

The managers answer to the questions submitted by the partners with regard to their report or with regard to the items on the agenda to the extent the communication of information or fact does not seriously prejudice the company, its partners or the employees of the company.

Article 20. – DELIBERATION.

The shareholders’ meeting can not deliberate on items which are not mentioned in the agenda, unless all shares are present at the shareholders’ meeting and the decision is taken unanimously.

Article 20bis. – WRITTEN DECISION-MAKING.

Except for the decisions that need to be taken before a notary public, the partners can take decisions unanimously and in writing on all issues that pertain to the powers of the shareholders’ meeting.

For this purpose, the managers will send a circular letter, by mail, fax, email or any other means of communication to each partner and auditor, if any, indicating the agenda and the proposed decisions with the request to the partners to approve the proposed decisions and to send the letter, duly signed and within the term specified in the letter, back to the registered office or any other place mentioned in the circular letter.

If the approval of all partners regarding all items on the agenda and regarding the application of the written decision procedure is not received within this period, the decisions are deemed not to be taken.

The bondholders, as well as the holders of registered certificates which are issued in cooperation with the company, have the right to be informed, at the registered office of the company, about decisions taken.

Article 21. – MAJORITY.

Except in cases provided by the law, the decisions are taken by the majority of votes taking part at the casting, irrespective of the number of shares present at the meeting.

An abstention shall be considered as a negative vote.

Section 2. – Management

Without prejudice to the provisions of chapter VI of the articles of association in case the company would have only one partner, the following provisions shall apply.

Article 22. – MANAGEMENT.

The company is managed by one ore more managers, natural persons, who need not to be a partner.

If a legal entity is appointed as manager, it has to appoint, amongst its shareholders, managers, directors or employees, a permanent representative, natural person, who is in charge of the exercise of this duty on behalf and for the account of the legal entity.

For the appointment and the termination of the mission of the permanent representative, the same rules of publication apply as if he would fulfill this duty in his own name and for his own account.

The managers will be appointed by the general meeting for a period it shall determine.

Article 23. – POWERS OF THE MANAGERS.

The managers may perform all acts which are necessary or useful for the realization of the corporate purpose, with the exception of those reserved to the general meeting by law.

If there is more than one manager, they can arrange among them the exercise of their powers. Such division of the exercise of powers cannot be opposed to third parties.

The managers can, by means of special proxies, delegate part of their powers to a third party.

Article 24. – REPRESENTATION.

Each manager – also when there are several of them – represents the company vis- à-vis the third parties, as well as before the courts, both as plaintiff or as defendant.

The company is validly bound by the aforementioned representatives designated by a special proxy.

Section 3: Control.

Article 25. – CONTROL.

The control of the financial situation, the annual accounts and the regularity of the transactions to be reported in the annual accounts is conferred to one or more statutory auditors. The statutory auditors are appointed by the general shareholders’ meeting from among the members, natural persons or legal entities, of the Institute of Certified Public Accountants (‘Instituut der Bedrijfsrevisoren’). The statutory auditors shall be appointed for a renewable term of three years. The general meeting can only dismiss them for valid reasons, on penalty of payment of damages.

However, as long as the company can benefit from the exceptions provided in article 141, 2° of the Company Code, every partner has the individual right of investigation and control vested in a statutory auditor, in accordance with article 166 of the Company Code.

Nevertheless, the general meeting of shareholders shall at all times have the right to appoint an auditor, irrespective of legal criteria. In the event that an auditor is appointed, every partner can be represented by an accountant. The remuneration of the accountant is payable by the company if he is appointed with its approval, or if this remuneration is charged to it under a judicial decision. In these cases the remarks of the accountant are communicated to the company.

CHAPTER IV. – ACCOUNTING YEAR – ANNUAL ACCOUNTS – DISTRIBUTION OF

PROFITS

Article 26. – ACCOUNTING YEAR – ANNUAL ACCOUNTS – ANNUAL REPORT.

The accounting year starts on the first of January and ends on the thirty-first of December of each year.

At the end of each accounting year, the managers draw up an inventory and the annual accounts. These annual accounts consist of the balance-sheet, the profit and loss statement and the explanation. These documents shall be drawn up in accordance with the applicable law and shall be filed with the National Bank of Belgium.

The annual accounts are, in view of their deposit, duly signed by a manager.

In addition, the managers will draft each year a report pursuant to articles 95 and 96 of the Company Code. However, the managers are not obliged to draw up a yearly report as long as the company fulfills the conditions set by article 94, first paragraph, 1° of the Company Code.

Article 27. – DISTRIBUTION OF PROFITS.

From the net profits of the company each year at least five percent (5%) shall be set aside to constitute the legal reserve. Such deduction shall no longer be required as soon as this legal reserve reaches one/tenth of the company’s capital. A decision shall be taken every year by the general meeting upon proposal of the managers, about the allocation of the balance of the net profits.

CHAPTER V. – WINDING-UP AND LIQUIDATION

Article 28. – WINDING-UP.

The company can be wound up at any time by a decision of the general meeting deliberating under the formalities which apply for modification of the articles of association.

The fact that all the shares are held by one and the same person shall not result in the winding up of the company. The sole shareholder is liable for the obligations of the company up to the amount of his contribution.

If such person is a legal person and no new shareholder has joined the company within one year, or it has not been wound up, the sole shareholder shall be considered to be a joint and several guarantor of any obligations of the company arising after he acquired all the shares, until a new shareholder has joined the company or until the publication of its winding up.

If as a result of losses incurred, the net assets have decreased to less than fifty percent of the share capital, the general meeting must meet within a period of maximum two months following the date on which such loss is or should have been established by virtue of legal or statutory provisions in order to, as the occasion arises, deliberate and decide on the winding up of the company and possibly on other measures announced in the agenda, according to the formalities which apply for modifications of the articles of association.

The manager justifies its proposals in a special report which shall be made available to the partners at the registered office of the company fifteen days before the general meeting.

If the manager proposes to carry on the activities, it shall set forth in its report the measures which it intends to take in order to restore the company’s financial situation. This report is announced in the agenda. A copy thereof is addressed to the partners together with the notice in accordance with article 269 of the Company Code.

The same rules apply if, as a result of losses suffered, the net assets have decreased to less than one/fourth of the corporate capital but, in such case, the winding up may be pronounced when it is approved by one/fourth of the votes cast at the meeting.

If the net assets have decreased below the legal minimum amount fixed by article 214 of the Company Code, each interested person may request the winding up of the company before the court.

Article 29. – WINDING-UP AND LIQUIDATION.

If the company is dissolved, one or more liquidators shall be appointed by the general meeting. If no decision has been taken on this subject, the managers are legally considered to be liquidators, not only for the purpose of receiving notices and notifications, but also for actually liquidating the company, and not only vis-à-vis third parties, but also vis-à-vis the partners.

They dispose of the powers set forth in articles 186 and 187 of the Company Code, without the need for further authorization by the general meeting. However, the general meeting may at all times restrict these powers by simple majority of votes.

All assets of the company must be sold, unless the general meeting decides otherwise. If not all the shares have been paid-up to the same extent, the liquidators restore the balance, either by making additional calls, or by making prior payments.

Chapter VI – PROVISIONS APPLICABLE IN CASE THE

COMPANY HAS ONLY ONE PARTNER

Article 30. – GENERAL PROVISION.

All the provisions of these articles of association are applicable when the company has only one partner and provided they are not in contradiction with the rules governing the one-person company.

Article 31. – TRANSFER OF SHARES INTER VIVOS.

The sole partner decides alone the transfer of whole or part of his/her shares.

Article 32. – DEATH OF THE SOLE PARTNER WITHOUT ASSIGNMENT OF SHARES.

If the sole partner dies and the shares are not assigned to a person entitled to inherit, the company shall be wound up ipso jure and article 344 of the Company Code will then apply.

Article 33. – ASSIGNMENT OF SHARES FOR REASON OF DEATH.

The death of the sole partner shall not result in the winding up of the company. In case of death of the sole partner, the rights vested in the shares shall be exercised until the day of division and partition of the shares or the delivery of the bequests with regard to such shares, by the heirs and legatees who lawfully obtained or were given possession of their pro rata rights in the estate.

By deviation to the previous paragraph the person who inherits the usufruct of the shares of the sole shareholder, will exercise all rights vested in the shares.

Article 34. – CAPITAL INCREASE – PREFERENTIAL SUBSCRIPTION RIGHT.

Should the sole partner decide to increase the capital in cash, article 8 of the articles of association is not applicable.

Article 35. – MANAGER – APPOINTMENT.

If no manager is appointed, the sole partner shall exercise ipso jure all the rights and obligations of a manager. The person appointed as manager can be the sole partner as well as a third party.

Article 36. – DISMISSAL.

Should a third party be appointed as manager, even in the articles of association and without limitation of time, he can at any time be dismissed by the sole partner, unless he is appointed for a determined term or for an unlimited term but in such cases, with notice.

Article 37. – CONTROL.

As long as the company has no statutory auditor and as long as a third person is manager, the sole partner shall exercise all the powers of the statutory auditor, such as provided for in article 23 of the articles of association.

However, as long as the only partner shall perform the mandate of manager and as long as no auditor has been appointed, there is no control in the company.

Article 38. – GENERAL SHAREHOLDERS’ MEETING.

The sole partner exercises all the powers reserved to the general meeting. He cannot delegate these powers, except for well defined purposes. The decisions of the sole partner shall be recorded in minutes signed by him and inserted in a register which shall be kept at the registered office of the company.

Should the sole partner also be manager, the formalities for convening the general meeting shall have to be complied with in accordance with Article 268 of the Company Code. However, these formalities shall not have to be complied with as far as the partner himself is concerned.

CHAPTER VII – GENERAL PROVISIONS

Article 39. – ELECTION OF DOMICILE.

Every manager, auditor or liquidator residing abroad shall have to elect domicile in Belgium, failing which he shall be deemed having elected domiciled at the registered office.

FOR IDENTICAL COORDINATION

Aurélie Van Ruysevelt
By virtue of a proxy
Notarial employee “Berquin, Ockerman, Deckers, Spruyt & van der Vorst, Associated Notaries”